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                            September 20, 2022

       Tom Fitzgerald
       Chief Financial Officer
       Planet Fitness, Inc.
       4 Liberty Lane West
       Hampton, NH 03842

                                                        Re: Planet Fitness,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            File No. 001-37534

       Dear Mr. Fitzgerald:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP financial measures, page 31

   1. We note the following in regards to your presentation and reconciliation of your Non-
                                                        GAAP measures Adjusted
EBITDA and Adjusted net income:

                                                              Your
reconciliation excludes    Pre-opening costs    which appears to be a normal,
                                                            recurring cash
operating expense. Please tell us your consideration of Question
                                                            100.01 of the
staff's Compliance and Disclosure Interpretation on Non-GAAP
                                                            Financial Measures,
or revise accordingly.

                                                              Please tell us
how you concluded that excluding    Loss(gain) on adjustment of
                                                            allowance for
credit losses on held-to-maturity investments    does not represent a
                                                            tailored accounting
principle or the exclusion of a normal, recurring operating
 Tom Fitzgerald
Planet Fitness, Inc.
September 20, 2022
Page 2
              expense, or revise accordingly. Refer to Questions 100.01 and
100.04 of the staff's
              Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Comparison of the three months ended June 30, 2022 and three months ended June 30, 2021, page 38

2. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify, to the extent practicable, each factor cited so that investors may understand the magnitude and relative impact of each factor and also describe the reasons underlying the causes. For example, you attribute the increase in store operations expense to the acquisition of 114 stores in the Sunshine Acquisition, from new stores opened since
         April 1, 2021 and stores that were not open for all of the prior year period due to COVID.
         We identified similar disclosure in your Form 10-K for the fiscal year ended December
         31, 2021, lacking quantification, in areas such as selling, general and administrative expense on page 59. Please consider expanding your disclosure, to the extent practicable in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 with any other questions.



FirstName LastNameTom Fitzgerald                               Sincerely,
Comapany NamePlanet Fitness, Inc.
                                                               Division of
Corporation Finance
September 20, 2022 Page 2                                      Office of Trade
& Services
FirstName LastName